M & F Worldwide Corp.
35 E. 62nd Street
New York, NY 10065

Paul G. Savas
Executive Vice President & Chief Financial Officer
Tel:  212-572-8618
Fax: 212-572-5965

November 21, 2007

Via Edgar, label “Corresp”
Ms. Louise Dorsey
Division of Corporation Finance, Office of Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:	M & F Worldwide Corp.
File No. 001-13780
Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Ms. Dorsey:

In April 2007, the Division of Corporation Finance reviewed, post-filing, the Annual Report on Form 10-K of M & F Worldwide Corp. (the “Company”) for the fiscal year ended December 31, 2006 and requested that the Company restate its financial statements in order to recognize a liability for the contingent claims associated with the Company’s subsidiary Pneumo Abex LLC (together with its predecessors, “Pneumo Abex”).  The Company sent letters in response to explain why it believes that recording a contingent liability for these claims is not required by generally accepted accounting principles and would not result in the most meaningful presentation of the Company’s financial condition.

In a subsequent telephone call with Division staff, it became clear that the Company had not adequately explained a critical fact—namely, a third party’s assumption of most of the claims in question.  It is not surprising, therefore, that the Division continues to request a restatement.  The Company therefore respectfully requests that the Division’s Office of Chief Accountant consider the Company’s attempt at a new presentation of the critical points that support the Company’s accounting treatment.  We hope that this presentation will eliminate any misunderstanding that may have resulted from our previous communications.

I begin with a brief overview of the most pertinent facts.  In order to streamline this presentation, I have omitted various details described in the Form 10-K and our prior letters but not directly related to the points made here.  If you have any question concerning these omitted details, however, I would be happy to elaborate.

Ms. Louise Dorsey, Div’n of Corp. Finance Office of Chief Accountant	Page 2

Pneumo Abex purchased several different operating businesses from a predecessor of PepsiAmericas, Inc. (collectively, “Pepsi”) in 1988 pursuant to a Stock Purchase Agreement (the “1988 Agreement”).  Among these businesses was a unit known as the Friction Products Division, which made brake linings and other friction materials (the “Friction Division”).  Between 1988 and 1996, Pneumo Abex sold all of these businesses, including the Friction Division, which Pneumo Abex sold in 1994 pursuant to an Asset Purchase Agreement (the “1994 Agreement”) between Pneumo Abex and Wagner Electric Corporation (“Wagner”).  Cooper Industries (“Cooper”), which was then Wagner’s parent, guaranteed Wagner’s obligations under the 1994 Agreement.

Most of the contingent claims pending against Pneumo Abex as of December 31, 2006 were asbestos-related claims relating to the Friction Division.  All liability for these claims had been assumed by Wagner as part of the 1994 Agreement.  Indeed, because the Friction Division was one of two Pneumo Abex operating businesses at the time of its sale, the 1994 Agreement was structured as an asset and liability transfer, with the buyer acquiring the assets of the Friction Division in exchange for cash and its assumption of all liabilities associated with the Friction Division.  Thus, the 1994 Agreement expressly provides that the buyer of the business “shall assume and become liable for” all liabilities and claims associated with the business, including the asbestos-related claims.1  As a result of and in accordance with the 1994 Agreement, Pneumo Abex, following the sale, removed all of the Friction Division’s assets and liabilities, including liabilities associated with contingent claims, from its financial statements and treated the Division as a discontinued operation.

The asbestos claimants recognized this assumption and began to name Wagner and its parent, Cooper, as defendants in their Pneumo Abex-related claims.  Often, though, they would also or only name Pneumo Abex as a defendant due to its prior ownership.2  In either case, Wagner, its successor (Federal-Mogul Products, Inc.) and, beginning in 2001, Cooper—which began at that time to perform Wagner’s obligations pursuant to the guaranty—would, pursuant to the assumption, acknowledge responsibility for, and defend and pay all costs associated with, these claims.  Indeed, during 2006 and the years preceding, the Company paid nothing on these contingent claims.  Furthermore, due to the assumption, the repeated acknowledgements by Cooper and Federal-Mogul both in writing and orally under oath of their obligations, Cooper’s long history of full performance and Cooper’s substantial assets, the Company expects to pay nothing in the future on these claims.

1           The full text of the 1994 Asset Purchase Agreement is set forth as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (incorporating by reference Exhibit 2 to Abex Inc.’s Current Report on Form 8-K dated November 21, 1994).  The assumption is set forth in Section 2.3 of the 1994 Agreement.

2           The law does not oblige non-consenting tort claimants to pursue the party assuming the related liability to the exclusion of the transferor.  This aspect of tort law, however, does not in any way diminish the completeness of the liability transfer from Pneumo Abex to Wagner that was effected by the assumption provisions of the 1994 Agreement.

Ms. Louise Dorsey, Div’n of Corp. Finance Office of Chief Accountant	Page 3

In sum, these claims were entirely transferred to Wagner/Cooper and not simply insured against.  In that sense, these claims are no longer Pneumo Abex’s claims, which is why they have not been managed or resolved as if they were its claims.  The Company acknowledges that one could construct a hypothetical scenario where Pneumo Abex would have some role in these claims—for example, if a claimant were to sue Pneumo Abex directly, and if, despite the long history of full performance and its repeated acknowledgements of responsibility, Cooper were not to take responsibility for the claim, and if Pneumo Abex were unable to enforce the assumption due to a hypothetical future bankruptcy by Cooper.  The Company has concluded for the reasons set forth above, however, and has stated in its footnote disclosure in its Form 10-K financial statements, that this scenario is no more than a remote possibility, which, under Financial Accounting Standard No. 5 (“FAS 5”), is insufficient to require recording a liability.

One of the reasons that the Company’s prior explanations may have caused confusion is that the Company originally described the protection afforded Pneumo Abex by the 1994 Agreement as an indemnity rather than an assumption. The 1994 Agreement provides for an indemnity in favor of Pneumo Abex against any loss associated with the assumed liabilities.  In other words, the indemnity is a “belt-and-suspenders” additional protection that reinforces Wagner’s assumption as against, among others, non-consenting tort claimants.

Another reason for the confusion may be that a small portion of the claims pending in 2006 are primarily handled under indemnity provisions in the 1988 Agreement with Pepsi, rather than the assumption provisions of the 1994 Agreement.  The claims covered by the 1988 Agreement are immaterial to the Company’s financial position, however, for several reasons:

•
The Company has valued the estimatable portion of the Pepsi-indemnified claims at approximately $12 million.  As of December 31, 2006, by contrast, the Company reported consolidated assets of $1,459.9 million and stockholders’ equity of $410.5 million.

•
For some of these claims, the 1994 Agreement provides that they will be deemed part of the Wagner/Cooper assumption to the extent that they are not handled by Pepsi due to Pepsi’s inability to pay as a result of bankruptcy.

•
These claims are legally isolated from all but an insignificant part of the Company’s assets and cash flow.  Pneumo Abex itself has no operating business, and its principal assets are its contractual rights.  During the year ended December 31, 2006, by contrast, the Company had two substantial operating businesses conducted through wholly owned subsidiaries of the Company other than Pneumo Abex, as shown by the assets and stockholders’ equity set forth above and the following additional financial parameters for the 2006 fiscal year (on a consolidated basis, in millions):

Ms. Louise Dorsey, Div’n of Corp. Finance Office of Chief Accountant	Page 4

Revenue	722.0
Operating Income	117.5
Net Income	36.2

None of the non-Pneumo Abex portions of the Company has any financial responsibility for the Pneumo Abex contingent claims, other than an indemnity and funding obligation to Pneumo Abex that (a) expires in 2014, (b) is limited to $10.0 million in the aggregate and (c) only applies to obligations not otherwise the responsibility of a third party.  Thus, even if Pneumo Abex were unexpectedly to be faced with actual financial responsibility for its contingent claims, there is no basis for these claims to have a material effect on the operations of the Company’s current businesses or otherwise materially affect the Company’s overall financial position or results of operations.

•
Recording a liability for these claims would not affect any right or obligation under any contractual arrangement with the Company, such as the amount of compensation due any Company executive or any debt covenant of any kind.  Finally, even if the claims were recorded as liabilities on the balance sheet, they would not have a material effect on the Company’s results of operations because settlement of these contingent claims has not resulted, and is not expected to result, in payments by the Company or otherwise affect the Company’s profits or cash flows.  Accordingly, the Company’s income statement and statement of cash flows would not change.

•
Due to the structure of the 1988 Agreement indemnity and certain related arrangements, Pneumo Abex has paid nothing on the claims covered by it and has no expectation of paying anything on them in the future.  All amounts paid on these claims have been paid by others.

In the April 10 letter from the Division of Corporation Finance, there was a suggestion that FASB Interpretation No. 39 (“FIN 39”) governs the accounting for Pneumo Abex’s contingent claims.  We believe instead that FAS 5 and Statement of Position 96-1 (“SOP 96-1”) are the principal standards governing whether to record Pneumo Abex’s contingent claims.  FAS 5 focuses on whether the Company will pay a cost or bear an expense as a result of a contingent claim.  For example, paragraph 8 of FAS 5 requires accrual against a contingent claim only when “it is probable that … a liability has been incurred.”  Paragraph 70 quotes earlier accounting literature to emphasize that a liability involves a “transfer [of] economic resources” and that liabilities “are to be satisfied by the disbursement or utilization of corporate resources.”  As previously indicated, Pneumo Abex, while in some theoretical sense a potential obligor with respect to the claim, has not expended or disbursed, and has no reasonable basis on which to conclude that it will expend or disburse, corporate resources on these contingent claims.  Thus, the Company concluded that it has not, within the meaning of FAS 5, incurred, nor is it likely to incur, any liability with respect to them.

Ms. Louise Dorsey, Div’n of Corp. Finance Office of Chief Accountant	Page 5

SOP 96-1 applies FAS 5 to situations involving contingent environmental claims, particularly situations involving claims against multiple parties, usually called “potentially responsible parties” or “PRPs,” that seek to impose an environmental clean-up obligation.  FAS 5 might be read to require a PRP to record as its own liability the entire cost of a clean-up because of the “joint and several liability” standard under the federal environmental statutes.  SOP 96-1, however, is much more practical and focused on the economic reality of the situation.  Pursuant to paragraphs 133-139 of SOP 96-1, a PRP facing contingent environmental claims is obliged to record only its allocable share of the liability when there is a written agreement setting the share.  Applying SOP 96-1 to Pneumo Abex by analogy, the Wagner/Cooper assumption provides that Pneumo Abex will have a 0% allocable share of the costs of these contingent claims.  Thus, SOP 96-1 is consistent with the Company’s conclusion that recording a liability for Pneumo Abex’s contingent claims is not required, although SOP 96-1 does require disclosure of the relevant facts in the notes to the financial statements, which disclosure the Company has included in the 2006 Form 10-K.

FIN 39, by contrast, concerns how to account for offsetting contractual obligations, such as repurchase contracts.  The principal rule set forth in FIN 39 is that the value of a contractual obligation borne by a party should not be reduced on the obligor’s books because a paired contract is likely to result in an offsetting payment for all or part of the obligation.  Here, by contrast, the Company has concluded that recording a liability with respect to its contingent claims is not required pursuant to FAS 5 and, by an appropriate analogy, SOP 96-1, and there is no liability that Pneumo Abex has incurred to offset.

While the Company has not recorded a liability, it made extensive disclosure of the facts and circumstances relating to Pneumo Abex’s contingent claims in note 19 to the financial statements included in the 2006 Form 10-K.  Furthermore, the Company has enhanced that disclosure in the unaudited quarterly financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2007.

The Company’s accounting with respect to Pneumo Abex’s contingent claims has been reviewed and agreed to by the Company’s Audit Committee and, as part of the discussions with the Division of Corporation Finance, the National Office of Ernst & Young LLP.

Ms. Louise Dorsey, Div’n of Corp. Finance Office of Chief Accountant	Page 6

For all these reasons, we respectfully request that the Division of Corporation Finance Office of Chief Accountant review and reconsider the determination by the Division staff that the Company should restate the financial statements included in its 2006 Form 10-K.  We are available, in person or by telephone, to discuss these matters further at your convenience.

Sincerely yours,

/s/ Paul G. Savas
Paul G. Savas

cc:	Mr. Steven L. Fasman (M & F Worldwide Corp.)
Mr. David Holman (Ernst & Young LLP)
Mr. Kenneth T. Marceron (Ernst & Young LLP)
Mr. Patrick Kuhn (SEC Division of Corporation Finance)
Mr. Joseph Foti (SEC Div’n of Corp. Finance Office of Chief Accountant)